Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

FERREYROS

Exemption pursuant to Rule 12g3-2(b) **82-4567**

<u>Submission of: Other information</u>

Lima, January 9th,2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of December 31' had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

dlw 1/13

FERREYROS S.A. 20040109 16:31:29 GFAC

RELACION DE ACCIONISTAS

Pag.

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCEN
1	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	23,351,769	1.1000	11.391
2	R	20157036794	IN - CARTADM	21,400,500	1.1000	10.439
3	*	021009695	ATLANTIC SECURITY BANK	16,558,424	1.1000	8.077
4	R	20170124449	NV -CARTADM	14,358,711	1.1000	7.004
5	X	038013580	HORSESHOE BAY LIMITED	13,251,224	1.1000	6.464
6	E	08191212	MONTERO ARAMBURU EDUARDO	10,085,752	1.1000	4.919
7	R	20111691631	GONDOMAR S.A.	10,033,501	1.1000	4.894
8	R	20119821151	INMOBILIARIA 301, S.A.	9,443,247	1.1000	4.606
9	R	20143980821	HO - CARTADM	8,133,816	1.1000	3.967
10	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	7,889,949	1.1000	3.848
11	R	20142829551	PR - CARTADM	7,715,296	1.1000	3.763
12	R	20171049262	INVERSIONES VARESLI S.A.	7,279,409	1.1000	3.550
13	*	027012415	HYBISCUS CAPITAL LTD.	6,242,754	1.1000	3.045
14	*	13790981	¥ORTENSIA S.A.	6,143,022	1.1000	2.996
15	*	021015391	DUCKTOWN HOLDINGS S.A.	3,846,922	1.1000	1.876
16	R	20215376916	BUSLETT S.A.	3,019,598	1.1000	1.472
17	R	20100047218	BANCO DE CREDITO DEL PERU	2,241,816	1.1000	1.093
18	E	07778914	SOLANO MORALES ENRIQUE	1,811,241	1.1000	0.883
19	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,595,616	1.1000	0.778
20	E	08243244	MONTERO MUELLE ALFONSO	1,511,865	1.1000	0.737
21	E	09177929	ARRARTE FERREYROS-DE VICTORIA	1,408,009	1.1000	0.686
22	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,315,959	1.1000	0.641
23	E	07272496	FERREYROS ASPILLAGA CARLOS	1,049,559	1.1000	0.511
24	E	07277264	ESPINOSA BEDOYA OSCAR	1,035,683	1.1000	0.505